BUSINESS LENDING
CONFIRMATION LETTER

February 09, 2011

Empowered Products, Inc.
3367 W OQUENDO RD
LAS VEGAS, NV 89118

RE:  $500,000.00 Revolving line of Credit

Wells Fargo Bank, National Association (“Bank”), agrees to make available to Empowered Products, Inc. (“Borrower”) a Revolving Line of Credit (the “Credit”).  The Credit shall bear interest and be repayable in accordance with the terms and conditions of the Agreement.  The Agreement consists of (1) this Confirmation Letter (this “Letter”), (2) the Business Lending Disclosure dated August 01, 2008 (the ‘Disclosure”) and (3) any Related Documents.  All terms and conditions of the Disclosure and Related Documents are incorporated herein by reference for all purposes, All capitalized terms not defined in this Letter are defined in the Disclosure.

This Credit renews, modifies and replaces the Credit previously referred to as account number(s).

Promise To Pay.  Borrower promises to pay to Bank, or order, the principal amount of $500,000.00, or so much as may be advanced and outstanding from time to time, together with interest on the outstanding principal balance.  Borrower will pay Bank at Bank’s address shown in this letter or at such other place as Bank may designate in writing.

Availability Period.  Subject to applicable terms of the Agreement, advances under the line of credit will be available until January 11, 2012 (the “Availability Period”).  During the Availability Period, Borrower may borrow, repay, and borrow again from time to time under this revolving line of credit up to the Credit Limit.  If at any time, for any reason, the principal balance at any time exceeds the Credit Limit, Borrower shall repay the excess amount immediately.

Floating interest Rate.  Interest shall accrue on the unpaid outstanding principal balance of the Credit at the greater of a floating rate equal to the index plus 1.000% (the “Indexed Rate”), or the Floor Rate of 5.000%.  The “Index” is the Prime Rate set by Bank from time to time, which serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto.  Each change in the Index shall become effective on the date of each change in the Prime Rata.  The Indexed Rate will change as and when the Index changes.  Interest will be calculated as described in the interest Accrual Basis paragraph below.  The Indexed Rate was approximately 4.250% when this Letter was prepared.

Interest Rate Floor.  Notwithstanding anything to the contrary, this Credit shall be subject to an interest rate floor of 5.000% (the “Floor Rate”).  This means during the period of time when the normally applicable interest rate is less than the Floor Rate, then the Floor Rate shall apply in lieu of the normally applicable interest rate.  However, if any financial derivative is provided by Bank with respect to this Credit, the following rules apply:  (a) if a floating to fixed interest rate swap (whether documented by an ISDA Master Agreement or a Rate Management Agreement) is currently effective, the Floor Rate shall not apply, unless the interest rate swap is documented pursuant to an ISDA Master Agreement and contains an embedded floor; and (b) if a rate cap is currently effective, the Floor Rate shall apply.

Interest Accrual Basis.  Interest shall be computed on an actual/360 simple interest basis; that is, by multiplying the applicable interest rate, times the outstanding principal balance, times the actual number of days the principal is outstanding and dividing by a year of 380 days.

Repayment.  Interest as it accrues shall be due and payable monthly, commencing on April 01, 2011 and continuing on the same day of each month thereafter until maturity.  The Credit shall mature on March 01, 2012, at which time all unpaid principal, accrued interest, and any other unpaid amounts shall be due and payable in full.  Unless otherwise agreed, all sums received from Borrower may be applied to interest, fees, principal, or any other amounts due to Bank in any order at Bank’s sole discretion.

Payment and Rate Adjustments.  If Bank falls for any reason to timely or property establish, charge or adjust the interest rate or payment amount, Bank may retroactively correct the interest rate and reamortize and adjust the payment amount at any subsequent time as may be appropriate to restore the intended amortization schedule, Borrower will promptly notify Bank of any such oversight upon discovery of same.  In no event shall Bank’s failure to properly reamortize or adjust payments result in a forgiveness of any portion of the indebtedness.

Automatic Debit of Payments.  Borrower agrees to maintain Wells Fargo Bank, National Association deposit account number ____ from which Bank is authorized to debit loan payments, fees and such other sums as may be payable under the Agreement or Related Document as they become due with respect to this Credit and any renewals and extensions of this Credit, and shall keep such deposit account in good standing at all times.  This authorization shall remain in full force and effect until discontinued by Bank, or written revocation from Borrower has been received and processed by Bank at its office at San Antonio Loan Ops, 4101 Wiseman Blvd., Bldg 307, MAC 77422-012, San Antonio, TX 78251, if this authorization is revoked, or if the account is not maintained in good standing, or if Bank is not able to collect such amounts from the account as they become due for any reason, then Bank may increase the pre-maturity interest rate applicable to this Credit immediately and without notice by one quarter percent (1/4%).

Disbursement Information.  The proceeds of the Credit shall be disbursed as follows (estimated):

$449,085.24 Wells Fargo Bank	Paydown

Collateral.  Subject to the terms and conditions of the Disclosure, as security for the obligations set forth in Section 2.1 of the Disclosure, including without limitation all indebtedness of Borrower to Bank under any swap, derivative, foreign exchange, hedge, deposit, treasury management or other similar transaction or arrangement, Scott S Fraser, as Grantor, pledges and grants to Bank a first priority security interest in the following personal property, whether existing or hereafter arising, now owned or hereafter acquired, and wherever located, and all Proceeds of the foregoing (including insurance):

The following described accounts, deposit accounts, chattel paper (whether electronic or tangible), instruments, promissory notes, documents, general intangibles, payment intangibles, software, letter of credit rights, health-care insurance receivables and other rights to payment The Wells Fargo Bank, National Association account number  and all renewals thereof, including all securities, guaranties, warranties, indemnity agreements, insurance policies, supporting obligations and other agreements pertaining to the same or the property described therein.

The property described in Exhibits Of any) attached hereto and made a part hereof.

Fees.  Borrower will pay at closing fees as follows:

$2,500.00 Commitment Fee	From Account

Late Charges.  For each payment of principal, interest, and/or fees which has not been paid in full within fifteen days after its dale due, Borrower will pay to Bank a late charge of $15.00 or five percent (5%) of the amount due, whichever is greater.  Borrower acknowledges end agrees that the amount of this late fee is reasonable with respect to this Credit, taking into account Bank’s expectation of timely receipt of payments with regard to the favorable pricing of this Credit, and the operational, administrative and regulatory burdens flowing from late payments and delinquencies.  To the extent this late fee or any other fee or charge set forth in this Agreement may be prohibited or exceed any limit provided by any present or future applicable law, such fee or charge shall be reduced to the maximum amount allowed.

Trade Finance Subfeature.  At Bank’s sole discretion, Bank may make available to Borrower a Letter of Credit Subfeature and/or a Foreign Exchange Subfeature in an amount not to exceed in the aggregate the lesser of $500,000.00 or the available principal amount of the Credit.  Such subfeature(s) shall be subject to the terms of the Disclosure and all additional agreements pertaining to such services.  A Letter of Credit Subfeature simplifies the issuance of commercial arid/or standby letters of credit; however, this is not a commitment to issue letters of credit.  Each letter of credit shall be issued for a term designated by Borrower; provided however, that no letter of credit shall have an expiration subsequent to the maturity of the Credit unless otherwise agreed to by Issuer end Bank.  The issuance of any letter of credit is subject to the Bank’s discretion, the execution of additional letter of credit agreements, end other conditions.

Prepayment Penalty.  Borrower may prepay principal of the Credit at any time, in any amount, without penalty.

Financial Information.  Borrower agrees to provide to Bank financial statements prepared in a manner and form acceptable to Bank and copies of such tax returns and other financial information and statements that may be requested pursuant to the terms of the Financial Reporting And Condition Addendum, if any.  attached to this Letter, or if otherwise at any time requested by Bank.  Each financial statement shall give a full and complete picture of Borrower’s financial condition as of the statement’s date, with ownership accurately reflected.  Financial statements and tax returns submitted to Bank shall be signed and dated or otherwise authenticated to Bank’s satisfaction.  Borrower shall also furnish to Bank such information regarding the Collateral or the use of loan proceeds as may be requested by Bank.  Borrower warrants that all financial statements and information provided to Bank are and will be accurate, correct and complete.

Facsimile and Counterpart.  This document may be signed in any number of separate copies, each of which shall be effective as an original, but all of which taken together shall constitute a single document.  An electronic transmission or other facsimile of this Letter or any signed document shall be deemed an original and shall be admissible as evidence of the document and the signers execution.

Applicable Law.  The Agreement shall be governed by the laws of the state of Nevada and applicable Federal Law except to the extent any related document is governed by the law of another state due to the location of the collateral.

Purpose.  The proceeds of the Credit shall be used solely for business or commercial purposes.

Related Documents.  The Credit also is conditioned upon execution and delivery of this Confirmation Letter and the following Related Documents:

Continuing Guaranty
Wells Fargo Privacy Policy for Business Principals

At the time the Agreement is signed and delivered to Bank, the persons signing below.  including without limitation the Borrower(s), any Grantor(s) and any Guarantor(s), acknowledge receipt of the Agreement including the Disclosure and Related Documents, and accept all terms and conditions contained in them.  Unless a fully signed copy of this Letter and all Related Documents is received by Bank within 30 days, this offer to extend credit will expire, This offer is not transferable or assignable, and may be withdrawn or modified at any time prior to Bank’s receipt of the above fully signed documents.

Final Agreement.  The persons and entities signing below (“Party”, or collectively, the “Parties”) acknowledge and agree that each Party’s execution of this Agreement constitutes acknowledgment that such Party (i) agrees that there are no oral agreements relating to this Credit (this “Loan”), (ii) agrees that agreements will be binding upon Bank only if in writing and signed by Bank, and (iii) acknowledges receipt of the following Notice, and to the fullest Want allowed by taw, agrees to be bound by the terms of this Agreement and this Notice:

NOTICE:  THIS DOCUMENT AND ALL OTHER DOCUMENTS RELATING TO THIS LOAN CONSTITUTE A WRITTEN LOAN AGREEMENT WHICH REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL.  AGREEMENTS OF THE PARTIES.  THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES RELATING TO THIS LOAN.

Please sign and return this original letter to:  Wells Fargo Bank, National Association, 630 Las Vegas Blvd, Las Vegas, NV 85016.  If you have any questions, please contact me at (702) 952-7610.  For future reference, please send all correspondence to the Bank to the following address:  San Antonio Loan Ops, 4101 Wiseman Blvd., Bldg 307, MAC 77422-012, San Antonio, TX 78261.

Wells Fargo Bank, National Association

By: /s/ Laurence B. Green
Name:  Laurence B. Green
Title:  Vice President
Date:  February 09, 2011

Borrower Acknowledgment and Acceptance:

By signing below and intending to be legally bound, Borrower acknowledges receipt of the Agreement, including the Disclosure and Related Documents, and agrees to the terms and provisions contained in them, including without limitation the prepayment penalty described in the Prepayment section of this Letter, if any.  Borrower represents and warrants that the primary business address is 3367 W OQUENDO RD, LAS VEGAS, NV 89118.

Empowered Products, Inc.

By: /s/ Scott Fraser
Name:  Scott S Fraser
Title:  President

Grantor Acknowledgment and Acceptance:

By signing below and intending to be legally bound, Grantor acknowledges receipt of a copy of the Disclosure and agrees to the terms and provisions of this Letter and Section 2 of the Disclosure.  Grantor represents and warrants that Grantor’s primary business address is .

Scott S Fraser

By: /s/ Scott Fraser
Name:  Scott S Fraser

CONTINUING GUARANTY

By signing below and intending to be legally bound, the undersigned Guarantor (“Guarantor”) acknowledges receipt of a copy of the Wells Fargo Business Lending Disclosure dated August 01, 2008 (the “Disclosure”), agrees to the terms and provisions of this Guaranty and Section 3 of the Disclosure, and guarantees payment of all Indebtedness of Empowered Products, Inc. (“Borrower”) (the “Guaranteed Indebtedness”), plus interest, costs, fees, and Swap-Derivative Liability as described in the Disclosure.  Guarantor’s address is:   .  Guarantor understands that this Guaranty is effective immediately and will continue to be valid and effective until terminated in the manner set forth in the section of the Disclosure entitled “Duration of Guaranty”.  No formal acceptance by Bank is necessary to make the Guaranty effective.

Guarantor acknowledges and agrees that this Guaranty is a continuing unlimited guaranty of all past, present and future Indebtedness of Borrower to Bank.  This Guaranty shall continue in full force and effect without Guarantor’s execution of any subsequent or additional guaranties or other documents and without further notice to Guarantor, or further consent, acknowledgment or reaffirmation of any kind by Guarantor.  All or any portion of the Guaranteed Indebtedness may be continued, increased, decreased or modified in any way, and from time to time new Indebtedness of Borrower to Bank may be created, and all such Indebtedness shall be and remain subject to this Guaranty.  Capitalized terms not defined in this Guaranty are defined in the Disclosure.

Scott S Fraser

By: /s/ Scott Fraser
Name:  Scott S Fraser
Date:  February 09, 2011